Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FISCAL YEAR 2013 RESULTS
AND REVIEWS CORPORATE HIGHLIGHTS

Vancouver, B.C., March 27, 2014 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its annual operational and financial results for the year ended December 31, 2013.  The Company’s Annual Report on Form 20-F has been filed with the SEC, and is available on the Company website.  Shareholders can receive a free hard copy of the Company’s audited Annual Financial Statements upon request.   All dollar figures in this news release are in United States currency unless otherwise noted.

Greg Crowe, President and CEO commented, “With the completion of our financing in early 2013, Entrée substantially added to its treasury, thus enabling us to focus on growth, rather than simply surviving.  During these challenging economic times, opportunities are created for those companies that can operate from a position of financial strength.  Entrée has continued to focus operationally on our core projects while also assessing other initiatives that have the potential to deliver long term value to our shareholders.”

“Concurrently, we have maintained ongoing dialogue with the Government of Mongolia in relation to the joint venture property, held in concert with Oyu Tolgoi LLC, which forms an integral part of the planned underground block cave operations at Oyu Tolgoi.  We continue to advance discussions with the Government of Mongolia, and, while no definitive agreements have been finalized, we are continuing to make constructive progress.”

Highlights for the year ended December 31, 2013 and subsequent developments through March 27, 2014 include:

Mongolia

Oyu Tolgoi Project Update

Entrée has a carried joint venture interest in two of the Oyu Tolgoi copper-gold deposits in Mongolia - the Hugo North Extension and the Heruga deposits.  The remaining deposits are held by Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”) (66% Turquoise Hill Resources Ltd.; 34% Government of Mongolia).  Phase 1 (Southern Oyu open pits) is in commercial production and Phase 2 (Lift 1 of the underground block cave mining operation, which includes a portion of the Hugo North Extension deposit) scheduled for development by Rio Tinto.

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First ore from the Phase 1 open pits at Oyu Tolgoi was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013.  Turquoise Hill announced that the first shipment of copper concentrate left the Oyu Tolgoi open pit mine for customers in China on July 9, 2013.

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On July 28, 2013, Turquoise Hill announced that funding and development of the Oyu Tolgoi underground mine will be delayed until outstanding matters with the Mongolian Government can be resolved and a new timetable has been agreed.  On August 13, 2013, underground development was suspended.

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On September 1, 2013, the Oyu Tolgoi mine achieved Commencement of Production as defined in the October 2009 Investment Agreement (“OTIA”) between Turquoise Hill, Rio Tinto, OTLLC and the Government of Mongolia.

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On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.  The necessary approvals from Chinese customs officials to allow customers to collect purchased concentrate were received in October and a convoy carrying concentrate departed from the Chinese-border warehouse on October 19, 2013.

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Turquoise Hill reiterated in March 2014 that the feasibility study for the expansion of operations at the Oyu Tolgoi mine is ongoing.  This study is expected to be complete within the first half of 2014.  Once complete, it must be approved by OTLLC shareholders as well as the Mongolian Minerals Council.

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Turquoise Hill provided an update on discussions with the Government of Mongolia on March 26, 2014.  Negotiations between all parties involved are continuing with the aim of resolving a number of outstanding shareholder issues and progressing project financing. Further delays may occur if the outstanding issues are not resolved before the expiration of lender commitments on existing project finance arrangements.

Entrée – OTLLC Joint Venture

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On February 27, 2013, notice (the “Notice”) was delivered to Entrée by the Mineral Resources Authority of Mongolia that the Ministry of Mining had cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.

The Company was subsequently advised that the temporary transfer restriction would be lifted and that the reserves for the joint venture deposits would stand as originally presented.

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Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Erdenes MGL LLC and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013.  The discussions to date have focussed on issues arising from Entrée’s exclusion from the OTIA, including the fact that the Government of Mongolia does not have a full 34% interest in the joint venture property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the 2009 OTIA.  Meetings to discuss possible ways of addressing all parties’ concerns in a mutually satisfactory manner have been positive and constructive.  No final agreements have been reached and further discussions with all stakeholders are required.

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An updated mining plan based on reserves only and derived from the latest OTLLC technical, production and cost data was released by Turquoise Hill in March 2013.  Entrée filed a separate technical report dated March 28, 2013, which discusses the impact of the updated mine plan on the Entrée-OTLLC joint venture property.

USA

Ann Mason, Nevada

The Ann Mason Project is Entrée’s most advanced project outside of Mongolia. With the completion of a positive Preliminary Economic Assessment in late 2012, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project through pre-feasibility and feasibility.  Future programs will also focus on priority exploration targets that could enhance Ann Mason Project economics.  In addition, the Company is considering strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project.

In the third quarter of 2013, the Company completed a combined core and reverse circulation (“RC”) drilling program.  The drilling targeted the Ann Mason and Blue Hill deposits and new exploration targets located nearby.  Drilling included approximately 4,755 metres of core and RC drilling, of which 3,333 metres were drilled in seven holes at Ann Mason and 1,422 metres were drilled in 11 holes at Blue Hill.

Drilling results from 2013 enhanced our understanding of the geometry and potential of the Ann Mason and Blue Hill deposits. Three of the five core holes drilled at Ann Mason extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit and within the current pit design. In addition, Ann Mason mineralization remains open in several directions and future drilling programs will be needed to test this potential.  Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed about 500 metres to 900 metres west of Ann Mason to test a new, near-surface oxide copper target.  Holes EG-AM-13-038 and 039 encountered narrow intervals of 0.16% – 0.20% oxide copper within strong, quartz-sericite-pyrite alteration.  Deeper sulphide potential below these holes remains untested.

The 2013 drilling at Blue Hill successfully tested for westward extensions of the current deposit and also highlighted the structural complexity of the Blue Hill area. To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions.  Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.  Most recent drill holes were targeted to test oxide mineralization; however, two diamond holes (EG-BH-11-019 and -021) were drilled east of the oxide copper zone to test deeper sulphide copper potential.  In addition, hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected a near-surface zone of copper-oxide mineralization assaying an average of 0.28% copper over 13.8 metres from a depth of 22.2 metres.  Further drilling will be required in this area and if successful could provide additional feed for a potential SX/EW operation.

A program of 31 line kilometres of in-fill induced polarization (“IP”) geophysics was completed in June 2013.  This work was successful in better defining the Blackjack IP anomaly and in defining a strong chargeability feature to the west of Blue Hill.  This new chargeability feature represents a significant expansion of the IP anomaly that contains the Ann Mason and Blue Hill deposits.

Baseline environmental studies commenced in the second quarter of 2013 and are continuing.  These studies include wildlife, biology, archaeology and cultural surveys which will be used to expand the area covered under the existing Plan of Operations.  Studies were largely complete at the end of 2013, except for minor additional cultural and raptor field surveys.

Other Projects

Lukkacha, Peru

Entrée has a conditional agreement with a private Peruvian company whereby Entrée may acquire up to a 100% interest in the Lukkacha property located in Tacna Province of southeastern Peru.  The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property.

A joint military inspection took place on September 12, 2013 with Entrée personnel accompanying the military team.  The military commander submitted a favourable written opinion to the General Secretary of the Ministry of Defense on September 15, 2013.  The opinion now requires signatures of the Minister of Defense and Minister of Energy and Mines, and of the President and Prime Minister.

The property consists of seven concessions totaling 4,400 hectares which cover two large areas of surface alteration, iron oxides and quartz veining indicative of porphyry-style mineralization, located approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district.

Australia

The Blue Rose copper-iron-gold-molybdenum joint venture property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.

In August 2013, the Company entered into an agreement to transfer the iron ore rights on the Blue Rose joint venture property and in October 2013, Entrée received A$475,778 as consideration for the transfer of the iron ore rights, with an additional A$475,778 payable in October 2014.

Other Corporate Highlights

•	A comprehensive financing package with Sandstorm Gold Ltd. was announced on February 15, 2013. The financing package consisted of three key components:

o
Equity participation and funding agreement (“Funding Agreement”) with a US$40 million upfront deposit and ongoing payments from Sandstorm. In return, Entrée will use future payments that it receives from its mineral property interests to purchase and deliver metal credits, in amounts that are primarily indexed to Entrée’s share of gold and silver by-products and, to a lesser extent, copper production from the Company’s joint venture interest in Mongolia.

o	CAD$10 million private placement pursuant to which Entrée issued 17,857,142 shares to Sandstorm at a price of CAD$0.56 per share.
o	US$5 million payment for a 0.4% net smelter return royalty on the Ann Mason and Blue Hill deposits in Nevada.

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On June 27, 2013, shareholders confirmed an alteration to the Company’s Articles to add advance notice provisions, for the purpose of providing shareholders, directors and management of Entrée with a clear framework for nominating directors.

•	The Rt. Honourable Lord Howard of Lympne was appointed non-executive Chairman of the Company’s Board of Directors on June 27, 2013. James Harris was appointed non-executive Deputy Chairman.

•	Lindsay Bottomer retired from his role as Vice President Business Development with the Company, effective December 31, 2013.

Greg Crowe, President and CEO of Entrée, noted, “Lindsay has been an integral part of Entrée’s growth over the past 11 years, both in his capacity as director and as an officer of the Company.  His breadth of technical knowledge and considerable expertise has been invaluable to our team.  We are pleased he has remained on as a director of the Company.”

Following Mr. Bottomer’s retirement, the Company was pleased to promote Mr. Robert Cinits to the position of Vice President, Corporate Development with the Company, effective January 1, 2014.

For the year ended December 31, 2013, the Company incurred a net loss of US$11,422,025 (US$0.08 per share) compared to a net loss of US$15,196,129 (US$0.12 per share) for the year ended December 31, 2012.  The decrease in net loss is due to lower operating expenditures, primarily from decreased exploration expenses on the Ann Mason Project. Other factors that contributed to lower operating expenditures include higher foreign exchange gains and a decreased loss from the Entrée-OTLLC joint venture property.  These lower operating expenditures were partially offset by higher general and administration and higher consultancy and advisory fees related primarily to expenditures associated with the Sandstorm financing and ongoing efforts to resolve Mongolian contractual matters. As at December 31, 2013, the Company had working capital of US$46,394,496, including cash of US$46,701,216.

SELECTED FINANCIAL INFORMATION

	As at December 31, 2013 (US$)	As at December 31, 2012 (US$)
Working capital (1)	46,394,496	4,699,256
Total assets	97,395,105	64,173,530
Total long term liabilities (2)	50,956,860	15,286,041
(1)	Working Capital is defined as Current Assets less Current Liabilities
(2)	Increase in long term liabilities primarily due to recording of Sandstorm $40 million equity participation and funding agreement Deposit as deferred revenue

The Company’s Annual Financial Statements, management’s discussion and analysis (“MD&A”) and Annual Information Form are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to future mineral production; the availability of project financing; the potential impact of future exploration results on Ann Mason mine design and economics; the potential development of future phases of the Oyu Tolgoi project, including Lift 1 of the Hugo North Extension deposit; discussions regarding Entrée’s interest in the joint venture property, the joint venture licences and material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences; the resolution of outstanding issues between the Government of Mongolia, Entrée, Rio Tinto and Turquoise Hill; potential size of a mineralized zone; potential expansion of mineralization;; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; requirements for additional capital; proposed acquisitions and dispositions of assets; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the impact of the decision announced by Turquoise Hill to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia and the costs which could result from delays; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of the governments to foreign investment; risks associated with the conduct of joint ventures; recent global financial conditions; changes in project parameters as plans continue to be refined; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2013, dated March 27, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.